UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 Ten Stix, Inc.
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                                (Names of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   88024N 10 6
                                 (CUSIP Number)

                             J. Anthony Rolfe, Esq.
                             Wenthur & Chachas, LLP
                     4180 La Jolla Village Drive, Suite 500
                           La Jolla, California 92037
                                 (858) 457-3800
  ____________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88024N 10 6               13D/A                     Page 2 of 8 Pages

1. Name of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only)
            Thomas E. Sawyer
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) __
      (b) __
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3.    SEC Use Only

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4.    Source of Funds (See Instructions)
            Not Applicable
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) __
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6.    Citizenship or Place of Organization
             United States
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NUMBER OF              7.         Sole Voting Power
SHARES                            0 shares of common stock
BENEFICIALLY           ______________________________________________________
OWNED BY               8.         Shared Voting Power
EACH                              0
REPORTING              ______________________________________________________
PERSON                 9.         Sole Dispositive Power
WITH                              0 shares of common stock
                       ______________________________________________________
                       10.        Shared Dispositive Power
                                  0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            0 shares of common stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares __

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13.   Percent of Class Represented by Amount in Row (11)
            0.00%
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14.   Type of Reporting Person
            IN
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

CUSIP No.  88024N 10 6               13D/A                     Page 3 of 8 Pages

Item 1.    Security and Issuer

     This amended 13D statement relates to the common stock, par value $0.001 per share, of Ten Stix, Inc., a Colorado corporation (the "Issuer" or "Ten Stix"). The address of the principal executive offices of the Issuer is 3101 Riverside Drive, Idaho Springs, Colorado 80452.

Item 2.    Identity and Background

     This statement is being filed by Thomas E. Sawyer, the President, CEO, Treasurer, and a Director of Ten Stix. Mr. Sawyer is a United States Citizen. Mr. Sawyer's business address is 3101 Riverside Drive, Idaho Springs, Colorado 80452.

     During the last five years Thomas E. Sawyer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     On April 8, 2004, Thomas E. Sawyer disposed of 2,795,750 shares of Ten Stix, Inc. common stock, representing the remainder of his and his wife's shares, in connection with a stipulation dated April 5, 2004 which was approved on April 6, 2004 by the court in Rapid Funding, LLC v. Ten Stix, Inc. et al., Case No. 04 CV 0461, Jefferson County, Colorado, District Court (the "Lawsuit") to settle the Lawsuit.

     On November 18, 2003, as a result of a UCC foreclosure sale on an obligation due from Robert and Jodi Stevens, Rapid Funding, LLC ("Rapid Funding") increased its ownership to an aggregate of 9,582,500 shares of Ten Stix, Inc.'s common stock. Included in these shares were 4,500,000 shares pledged by Thomas E. Sawyer. Mr. Sawyer was not personally obligated on the indebtedness due and owing from Robert and Jodi Stevens to Rapid Funding. As a result of the foreclosure on said shares, Rapid Funding took possession of the certificate representing the shares but the shares were not transferred and registered in the name of Rapid Funding until April 8, 2004. Thereafter, on April 8, 2004, Rapid Funding received ownership of an additional 2,795,750 shares from Thomas E. Sawyer and his wife and on same date transferred registered all said shares into the name of Rapid Funding,

Item 4.    Purpose of Transaction

     On April 5, 2004, Thomas E. Sawyer entered into a stipulation in an effort to settle the Lawsuit mentioned in Item 3. The stipulation provided that Mr. Sawyer shall, within two business days from the date of approval of the Stipulation by the court, transfer to Rapid Funding all of his respective shares of capital stock of the Issuer, free and clear of all liens, claims and encumbrances. In connection therewith, on April 8, 2004 Mr. Sawyer transferred all of his shares to Rapid Funding which were recorded on the stock ledger and books and records of the Issuer.

     In addition, in connection with the Stipulation, the Issuer agreed to issue to Rapid Funding immediately after the approval of new Articles of Incorporation at a subsequent shareholder's meeting to be held in accordance with the Stipulation, 11,000,000 additional Shares. Also pursuant to the Stipulation, the Issuer shall periodically issue enough additional shares to Rapid Funding to

CUSIP No.  88024N 10 6               13D/A                     Page 4 of 8 Pages

insure that Rapid Funding owns at least 51% of the outstanding common stock of the Issuer (including any and all shares of capital stock currently held by or foreclosed upon by Rapid Funding), such outstanding common stock to include any outstanding securities currently exercisable for or convertible into (i) common stock of the Issuer, or (ii) securities convertible into or exercisable for common stock of the Issuer, each to include, without limitation, any options, warrants, convertible preferred stock, convertible debt or any other similar rights, interests or securities (the "Outstanding Common Stock").

     Further pursuant to the stipulation, Rapid Funding agreed to subsequently sell to the Issuer all of the shares received by Rapid Funding in connection with the lawsuit and stipulation, whether now owned or hereafter acquired or received (the "Lawsuit Shares"), in exchange for $200,000.00 in cash (the "Purchase Price"). The Purchase Price is required to be paid in twelve installments, but may be prepaid by the Issuer. The first installment is due on the earlier of (a) July 1, 2004, or (b) 30 days after the Issuer has held a shareholder's meeting according to the Stipulation, with each installment thereafter being due on the first day of each and every month thereafter, subject to a grace period of five business days. The first eight installments shall be in an amount of $15,000 each, and the last four installments shall be in an amount of $20,000 each. Upon payment in full of the Purchase Price, Rapid Funding will transfer the Lawsuit Shares to the Issuer. Rapid Funding further agreed, provided that the Defendants are not in default of any term of the Stipulation, that it shall not pledge or assign the Lawsuit Shares or any portion thereof to any other person or entity prior to the purchase thereof by the Defendants pursuant to the terms of the Stipulation. Until the Purchase Price is paid in full, Rapid Funding shall retain 100% ownership of all of the Lawsuit Shares and will have full authority to vote all of the Lawsuit Shares.

     Until the Purchase Price is paid in full, the Defendants agreed, among other things, as follows:

          (a) The Issuer shall not issue any new shares of its capital stock or any other rights to acquire capital stock that would dilute the percentage ownership of Rapid Funding below 51% of the Outstanding Common Stock; provided that the Issuer may issue additional shares of its capital stock to Rapid Funding such that Rapid Funding will own at least 51% of the Outstanding Common Stock. The consideration for the issuance of such additional shares shall relate back to and be part of the original consideration for the Stipulation, which includes, but is not limited to, the resolution of the Lawsuit in a manner consistent with the best interests of the Issuer.

          (b) Not later than the tenth day of each month, commencing on May
     10, 2004, the Issuer shall provide Rapid Funding with a report that details the exact amount of capital stock, or any other rights to acquire capital stock, issued by the Issuer for the month immediately prior thereto, and confirm that any such issuances have not diluted Rapid Funding's ownership of capital stock of the Issuer below 51% of the Outstanding Common Stock. Such reports shall be certified by an officer of the Issuer.

          (c) The Issuer shall not sell any of its assets except for sales of inventory in the ordinary course of business consistent with past practices, and shall not otherwise pledge, convey, hypothecate, encumber or otherwise transfer any of its assets, including without limitation any intellectual property (including, without limitation, patents, trademarks, and trade names) owned or controlled by the Issuer.

CUSIP No.  88024N 10 6               13D/A                     Page 5 of 8 Pages

          (d) The Issuer shall have the immediate right to borrow up to an aggregate of $15,000; provided that thereafter the Issuer shall not borrow any additional amount unless Rapid Funding has been paid, or will be simultaneously paid, an equal or greater amount against the Purchase Price. In no event shall the Issuer borrow more than $75,000 in the aggregate pursuant to the foregoing terms without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding's sole discretion; provided, however, that the Issuer shall have the right to borrow funds and pay such funds to Rapid Funding without Rapid Funding's prior written consent if and only if the borrowed funds are sufficient to pay in full the entire unpaid Purchase Price due and payable to Rapid Funding.

          (e) Provided that the Defendants are not in default under the Stipulation, the Issuer may: (i) pay salaries not to exceed $6,000 per month to each of Messrs. Cranford and Sawyer and salaries not to exceed $1,500 per month each for up to four additional employees; (ii) issue additional Shares to employees or consultants provided that the issuance of any such shares shall comply with the terms and provisions of the Stipulation with respect to Rapid Funding's minimum ownership requirement; and (iii) make standard and customary minimum payments on its two existing lines of credit and two credit cards which Mr. Sawyer was required to personally guarantee on behalf of the Issuer. Any other payments by the Issuer to its employees, officers, directors or shareholders or any of its or their respective affiliates shall be made only with the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding's sole discretion.

          (f) With respect to the Form 10-KSB for the fiscal year ended
     December 31, 2003 and the Form 10-QSB for the quarter ended March 31, 2004, the Issuer shall file each such periodic report with the SEC on or before May 7, 2004 and June 4, 2004, respectively. Thereafter, the Issuer shall timely file any and all subsequent periodic reports and all other filings required by the rules and regulations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and other rules and regulations promulgated thereunder by the SEC. The Issuer shall also provide notice to Rapid Funding if its trading symbol shall be changed.

          (g) The Issuer shall not enter into, or agree to enter into, any agreement, arrangement or the like pursuant to which the Issuer would be involved in any merger, consolidation, reorganization, reclassification of stock, recapitalization, sale of all or substantially all of its assets, stock split, stock dividend or similar transaction, without the prior written consent of Rapid Funding, which consent may be withheld or conditioned in Rapid Funding's sole discretion.

          (h) The Issuer shall promptly notify Rapid Funding in writing of any material developments or events involving the Issuer, the Lawsuit Shares, or the Stipulation.

     The Stipulation requires the Issuer to schedule and hold an annual shareholder meeting in accordance with the articles of incorporation and bylaws of the Issuer, Colorado law, and the following provisions:

          (a) The Issuer's shareholders of record as of the later of (i) April 15, 2004, or (ii) the day after the date on which all shares registered in the names of Messrs. Cranford and Sawyer and their spouses have been transferred into the name of Rapid Funding on the stock ledger

CUSIP No.  88024N 10 6               13D/A                     Page 6 of 8 Pages

     and books and records of the Issuer, and on which Rapid Funding shall be entitled to receive notice of, and vote at, the subject annual shareholder meeting, shall be entitled to receive notice of, and vote at, the subject annual shareholder meeting.

          (b) The Issuer's shareholders shall be asked to vote for and approve the following items: (i) election of two directors consisting of Messrs. Cranford and Sawyer, (ii) new Articles of Incorporation which include a change in domicile from Colorado to Nevada, two classes of stock identical to that currently authorized, no shareholder preemptive rights, limitation in director liability as authorized by statute, and such other provisions as mutually agreed upon by the Issuer and Rapid Funding, and
     (iii) ratification and/or approval of a stock option plan granting the Issuer the right to issue options for up to 30,000,000 Shares to key employees and/or consultants, of which 2,000,000 Shares have already been issued, provided that issuance of any such options shall comply with the terms and provisions of the Stipulation with respect to Rapid Funding's minimum ownership requirement.

     In connection with the foregoing shareholder meeting, and provided that the Defendants are not in default under the Stipulation, Rapid Funding agreed to vote all of the Lawsuit Shares in favor of the items presented as set forth above. In addition, so long as no event of default or breach exists under the Stipulation, Rapid Funding agreed to vote all of the Lawsuit Shares in favor of items proposed and recommended by the Board of Directors of the Issuer; provided, however, such vote by Rapid Funding shall not (i) amend, change, revise, vary or otherwise alter (a) any of the obligations, rights or duties of the Defendants under the Stipulation, or (b) any of the rights, remedies or other protections afforded to Rapid Funding under the Stipulation, or (ii) otherwise adversely affect Rapid Funding or its interests in the Issuer, each in Rapid Funding's sole discretion. In the event of a default under the terms of the Stipulation, and in addition to all other remedies, among other things:

          (a) Rapid Funding shall retain ownership of all of the Lawsuit Shares and payments previously made pursuant to the terms of the Stipulation.

          (b) Rapid Funding shall have the absolute right, at its sole discretion and election, to attempt to sell the Issuer, including, without limitation, all of its assets, goodwill and every other tangible and intangible thing of value owned by the Issuer, or the Lawsuit Shares upon such terms and conditions as Rapid Funding deems appropriate.

          (c) The Defendants each shall be obligated to pay, in addition to other amounts set forth therein, all of Rapid Funding's attorneys' fees, costs and expenses incurred in obtaining and collecting a liquidated judgment against them arising from the date of the such event of default.

          (d) Default interest at the rate of 18% per annum shall accrue on amounts owing by the Defendants under the terms of the Stipulation.

          (e) Rapid Funding shall retain the right to vote to remove Messrs. Cranford and Sawyer as directors of the Issuer and to vote to replace them with designees appointed by Rapid Funding. In order to effectuate such removal and replacement, Messrs. Cranford and Sawyer

CUSIP No.  88024N 10 6               13D/A                     Page 7 of 8 Pages

     delivered to Rapid Funding signed letters of resignation that will be held by Rapid Funding and tendered only upon a default by the Defendants under the Stipulation.

     Under the terms of the Stipulation, the Defendants each agreed to indemnify and hold Rapid Funding and its members, managers, employees, agents, attorneys and affiliates, harmless from any all damages, losses, costs, expenses and fees (including without limitation attorneys fees, costs and expenses) that may be incurred as a result of any of the following:

          (a) A breach under the terms of the Stipulation; or

          (b) A claim brought by any third party, including any shareholder of the Issuer, as a result of any action or inaction by the Defendants at any point in time; provided, however, that notwithstanding the foregoing, no indemnity obligation shall exist or arise by virtue of any claims, demands, damages, losses or other costs and expenses which arise from, are based upon, or involve any gross negligence, bad faith or willful misconduct by Rapid Funding.

     In addition, the Defendants unconditionally released and forever discharged, for themselves, their officers, directors, shareholders, managers, members, employees, agents, affiliates and assigns, Rapid Funding and its officers, affiliates, members, managers, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that the Defendants or their officers, directors, shareholders, managers, members, employees, agents, affiliates or assigns may directly or indirectly assert as of the date of the Stipulation, except for certain covenants, duties and obligations imposed upon Rapid Funding by the Stipulation, which covenants, duties and obligations shall survive the dismissal of the Lawsuit.

     Rapid Funding unconditionally released and forever discharged, for itself, its officers, members, employees, agents and assigns, the Defendants and their officers, directors, shareholders, managers, affiliates, members, employees, agents, successors and assigns from any and all manner of action, cause, suits, debts, sums of money, executions, claims, covenants, contracts, agreements, promises, damages, judgments, executions, offsets, deductions of damages and demands whatsoever, in equity or law, that Rapid Funding or its officers, members, employees or assigns may directly or indirectly assert as of the date of the Stipulation, except for the covenants, duties and obligations imposed upon Defendants by the Stipulation, which covenants, duties and obligations shall survive the repayment of the Purchase Price and the dismissal of the Lawsuit, and except for any claims that Rapid Funding possesses against the Defendants relative to the non-dischargeability in bankruptcy of any of Defendants' obligations, whenever those obligations arose, or obligations created hereunder.

     The Stipulation and the Order as referred to and set forth in Items 3 and 4 above are incorporated herein by reference as Exhibit 99.

CUSIP No.  88024N 10 6               13D/A                     Page 8 of 8 Pages

Item 5.    Interest in Securities of the Issuer

     As of April 8, 2004, Thomas E. Sawyer has ceased to be a beneficial owner of 5% Ten Stix, Inc. common stock; Mr. Sawyer is the beneficial owner of zero shares of Ten Stix, Inc. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Stipulation and the Order as referred to and set forth in Items 3 and 4 above are incorporated herein by reference as Exhibit 99.

Item 7.    Material to be filed as Exhibits

     Exhibit 99 - Stipulation dated April 5, 2004 by and among Rapid Funding and the Defendants and Order dated April 6, 2004 of Jefferson County, Colorado, District Court.


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 12, 2004                             /s/ Thomas E. Sawyer
                                                ______________________________
                                                Thomas E. Sawyer